Canadian GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	July 31	April 30	October 31	July 31
(C$ millions)	2004	2004	2003	2003
Assets
Cash and due from banks	$4,984	$3,763	$2,887	$2,474

Interest-bearing deposits with banks	12,371	10,007	8,962	13,101

Securities
Trading account (pledged — $11,529; $15,395; $11,791 and $5,352)	91,093	95,938	87,532	77,622
Investment account	37,620	36,842	35,238	35,499
Loan substitute	301	304	325	336

	129,014	133,084	123,095	113,457

Assets purchased under reverse repurchase agreements	37,988	37,187	36,289	43,371

Loans
Residential mortgage	82,209	80,199	78,817	77,199
Personal	35,843	34,503	32,186	31,444
Credit card	6,307	5,917	4,816	5,625
Business and government	61,108	61,367	56,630	57,411

	185,467	181,986	172,449	171,679
Allowance for loan losses	(1,693)	(1,739)	(2,055)	(2,156)

	183,774	180,247	170,394	169,523

Other
Customers’ liability under acceptances	6,499	6,191	5,943	6,391
Derivative-related amounts	30,228	34,328	35,612	34,740
Premises and equipment	1,758	1,775	1,670	1,576
Goodwill	4,849	4,986	4,587	4,735
Other intangibles	570	594	580	624
Other assets	22,176	21,276	13,014	13,987

	66,080	69,150	61,406	62,053

	$434,211	$433,438	$403,033	$403,979

Liabilities and shareholders’ equity
Deposits
Personal	$114,622	$111,758	$106,709	$106,776
Business and government	132,465	131,793	129,860	123,032
Bank	30,438	27,759	22,576	26,643

	277,525	271,310	259,145	256,451

Other
Acceptances	6,499	6,191	5,943	6,391
Obligations related to securities sold short	25,061	25,576	22,855	21,792
Obligations related to assets sold under repurchase agreements	23,738	25,726	23,735	24,589
Derivative-related amounts	32,845	37,512	37,775	35,721
Insurance claims and policy benefit liabilities	6,792	5,512	5,256	5,442
Other liabilities	31,871	31,563	21,318	26,252

	126,806	132,080	116,882	120,187

Subordinated debentures	8,440	8,423	6,243	6,440

Non-controlling interest in subsidiaries	2,416	2,469	2,388	2,355

Shareholders’ equity
Preferred stock	832	832	832	841
Common stock (shares issued - 649,065,551; 653,279,901, 656,021,122 and 658,611,652)	7,023	7,058	7,018	7,019
Additional paid-in capital	167	140	85	84
Retained earnings	12,128	11,953	11,333	11,075
Treasury stock (4,708,748 and 4,243,196 shares)	(284)	(257)	—	—
Foreign currency translation adjustments	(842)	(570)	(893)	(473)

	19,024	19,156	18,375	18,546

	$434,211	$433,438	$403,033	$403,979

Third Quarter 2004 Report – Royal Bank of Canada 26

Canadian GAAP

Consolidated statement of income (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except per share amounts)	2004	2004	2003	2004	2003
Interest income
Loans	$2,469	$2,315	$2,560	$7,219	$7,612
Securities	837	814	706	2,436	2,231
Assets purchased under reverse repurchase agreements	115	126	230	386	620
Deposits with banks	57	41	49	144	149

	3,478	3,296	3,545	10,185	10,612

Interest expense
Deposits	1,273	1,225	1,390	3,777	4,162
Other liabilities	382	365	407	1,120	1,183
Subordinated debentures	110	105	94	318	283

	1,765	1,695	1,891	5,215	5,628

Net interest income	1,713	1,601	1,654	4,970	4,984

Non-interest income
Insurance premiums, investment and fee income	792	675	595	2,080	1,680
Trading revenues	347	410	533	1,198	1,547
Securities brokerage commissions	262	320	277	906	766
Investment management and custodial fees	298	323	278	924	837
Deposit and payment service charges	257	269	270	783	810
Mutual fund revenues	216	214	168	632	498
Underwriting and other advisory fees	213	266	221	687	529
Foreign exchange revenues, other than trading	72	112	75	257	204
Card service revenues	150	124	137	400	374
Securitization revenues	24	59	30	146	105
Credit fees	59	55	58	164	184
Mortgage banking revenues	(3)	46	63	45	210
Gain (loss) on sale of investment account securities	31	14	(13)	49	20
Other	141	53	102	238	310

	2,859	2,940	2,794	8,509	8,074

Total revenues	4,572	4,541	4,448	13,479	13,058

Provision for credit losses	125	149	170	249	581

Insurance policyholder benefits, claims and acquisition expense	575	508	424	1,535	1,183

Non-interest expense
Human resources	1,714	1,729	1,630	5,119	4,845
Equipment	235	228	221	684	667
Occupancy	207	189	193	577	560
Communications	177	180	178	510	541
Professional fees	121	124	112	342	327
Outsourced item processing	74	79	69	222	219
Amortization of other intangibles	16	21	16	53	55
Other	199	197	196	790	571

	2,743	2,747	2,615	8,297	7,785

Net income before income taxes	1,129	1,137	1,239	3,398	3,509
Income taxes	340	337	425	977	1,160

Net income before non-controlling interest	789	800	814	2,421	2,349
Non-controlling interest in net income of subsidiaries	43	37	31	122	90

Net income	$746	$763	$783	$2,299	$2,259

Preferred dividends	12	11	12	34	57

Net income available to common shareholders	$734	$752	$771	$2,265	$2,202

Average number of common shares (in thousands)	646,019	648,676	660,810	647,545	663,808
Earnings per share (in dollars)	$1.14	$1.16	$1.17	$3.50	$3.32
Average number of diluted common shares (in thousands)	654,275	657,520	667,543	656,730	670,755
Diluted earnings per share (in dollars)	$1.12	$1.14	$1.16	$3.45	$3.28

Dividends per share (in dollars)	$0.52	$0.52	$0.43	$1.50	$1.26

Third Quarter 2004 Report – Royal Bank of Canada 27

Canadian GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2004	2004	2003	2004	2003
Preferred stock
Balance at beginning of period	$832	$832	$1,502	$832	$1,545
Redeemed for cancellation	—	—	(645)	—	(645)
Translation adjustment on stock denominated in foreign currency	—	—	(16)	—	(59)

Balance at end of period	832	832	841	832	841

Common stock
Balance at beginning of period	7,058	7,055	7,030	7,018	6,979
Issued	14	43	42	110	156
Purchased for cancellation	(49)	(40)	(53)	(105)	(116)

Balance at end of period	7,023	7,058	7,019	7,023	7,019

Additional paid-in capital
Balance at beginning of period	140	130	80	85	78
Renounced stock appreciation rights, net of related income taxes	—	—	3	(1)	—
Stock-based compensation awards	15	15	1	42	6
Reclassified amounts	—	—	—	34	—
Other	12	(5)	—	7	—

Balance at end of period	167	140	84	167	84

Retained earnings
Balance at beginning of period	11,953	11,734	10,835	11,333	10,235
Net income	746	763	783	2,299	2,259
Preferred stock dividends	(12)	(11)	(12)	(34)	(57)
Common stock dividends	(336)	(336)	(284)	(970)	(836)
Premium paid on common stock purchased for cancellation	(223)	(197)	(243)	(498)	(522)
Issuance costs, net of related income taxes	—	—	(4)	—	(4)
Cumulative effect of adopting AcG-17, Equity-Linked Deposit Contracts, net of related income taxes	—	—	—	(2)	—

Balance at end of period	12,128	11,953	11,075	12,128	11,075

Treasury stock
Balance at beginning of period	(257)	(431)	—	—	—
Reclassified amounts	—	—	—	(304)	—
Net sales (purchases)	(27)	174	—	20	—

Balance at end of period	(284)	(257)	—	(284)	—

Foreign currency translation adjustments, net of related income taxes
Balance at beginning of period	(570)	(849)	(370)	(893)	(54)
Change in unrealized foreign currency translation gains and losses	(586)	623	(234)	302	(1,174)
Impact of hedging unrealized foreign currency translation gains and losses	314	(344)	131	(251)	755

Balance at end of period	(842)	(570)	(473)	(842)	(473)

Shareholders’ equity at end of period	$19,024	$19,156	$18,546	$19,024	$18,546

Third Quarter 2004 Report – Royal Bank of Canada 28

Canadian GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2004	2004	2003	2004	2003
Cash flows from operating activities
Net income	$746	$763	$783	$2,299	$2,259
Adjustments to determine net cash provided by (used in) operating activities Provision for credit losses	125	149	170	249	581
Depreciation	102	92	98	292	299
Amortization of other intangibles	16	21	16	53	55
Writedown of deferred issuance costs	—	—	—	25	—
Gain on sale of premises and equipment	(9)	(31)	(5)	(45)	(13)
Loss (gain) on loan securitizations	6	(16)	(19)	(20)	(25)
Writedown of investments	—	—	—	9	—
(Gain) loss on sale of investment account securities	(31)	(14)	13	(49)	(20)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(315)	269	56	(59)	232
Net change in accrued interest receivable and payable	127	(101)	14	(72)	67
Current income taxes	380	(138)	(2)	(1,134)	257
Deferred income taxes	(42)	—	132	(79)	234
Derivative-related assets	4,100	4,022	1,344	5,384	(4,482)
Derivative-related liabilities	(4,667)	(3,095)	(1,074)	(4,930)	3,584
Trading account securities	4,845	(1,525)	4,650	(3,736)	(2,020)
Obligations related to securities sold short	(515)	944	(462)	2,206	2,682
Other	1,904	(1,425)	510	3,458	(19)

Net cash provided by (used in) operating activities	6,772	(85)	6,224	3,851	3,671

Cash flows from investing activities
Change in interest-bearing deposits with banks	(2,364)	937	(284)	(4,588)	(1,585)
Change in loans, net of loan securitizations	(4,671)	(8,276)	(4,295)	(16,926)	(3,927)
Proceeds from loan securitizations	887	994	434	2,785	742
Proceeds from sale of investment account securities	4,436	4,327	4,689	13,023	11,637
Proceeds from maturity of investment account securities	8,231	6,409	5,417	23,283	16,504
Purchases of investment account securities	(11,626)	(9,787)	(14,781)	(35,732)	(34,231)
Change in loan substitute securities	3	8	46	24	58
Net acquisitions of premises and equipment	(75)	(88)	(91)	(344)	(224)
Change in assets purchased under reverse repurchase agreements	(801)	(4,575)	(4,492)	(1,699)	(6,286)
Net cash (used in) provided by acquisition of subsidiaries	(9)	(111)	22	438	(172)

Net cash used in investing activities	(5,989)	(10,162)	(13,335)	(19,736)	(17,484)

Cash flows from financing activities
Change in deposits	6,215	6,344	5,296	18,380	12,096
Issue of RBC Capital Trust II Securities (RBC TruCS)	—	—	900	—	900
Issue of subordinated debentures	600	1,000	—	3,100	—
Repayment of subordinated debentures	(524)	(317)	—	(841)	—
Redemption of preferred shares for cancellation	—	—	(645)	—	(645)
Issuance costs	—	—	(4)	—	(4)
Issue of common stock	13	41	41	103	147
Purchase of common stock for cancellation	(272)	(237)	(296)	(603)	(638)
Net sales (purchases) of treasury stock	(27)	174	—	20	—
Dividends paid	(347)	(309)	(308)	(965)	(887)
Dividends/distributions paid by subsidiaries to non-controlling interests	(78)	(4)	(52)	(156)	(106)
Change in obligations related to assets sold under repurchase agreements	(1,988)	5,365	2,485	3	3,480
Change in short-term borrowings of subsidiaries	(3,154)	(1,389)	(501)	(1,059)	(590)

Net cash provided by financing activities	438	10,668	6,916	17,982	13,753

Net change in cash and due from banks	1,221	421	(195)	2,097	(60)
Cash and due from banks at beginning of period	3,763	3,342	2,669	2,887	2,534

Cash and due from banks at end of period	$4,984	$3,763	$2,474	$4,984	$2,474

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,614	$1,832	$1,870	$5,313	$5,566
Amount of income taxes paid in period	$138	$355	$379	$2,046	$1,555

Third Quarter 2004 Report – Royal Bank of Canada 29

\

Canadian GAAP

Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods described in our audited consolidated financial statements for the year ended October 31, 2003, except as described below. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003 and the accompanying notes included on pages 72A to 76A in our 2003 Annual Report. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1 Significant accounting policies

Equity-linked deposit contracts

In November 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 17, Equity-Linked Deposit Contracts (AcG-17), which pertains to deposit obligations that require us to make variable payments based on the performance of certain equity indices, and allows for fair value recognition of the variable payment obligations embedded in these contracts with changes in fair value recognized in income as they arise. We elected to apply the guideline on a prospective basis to our equity-linked guaranteed investment certificates and equity-linked notes, which did not result in a significant impact on our financial position or results of operations for the three and nine months ended July 31, 2004.

Classification of economic hedges

We have updated our disclosure for economic hedges that do not qualify for hedge accounting to reclassify the realized gains and losses on these hedges from Interest income — loans, to Non-interest income — other. As a result, the income, expenses, and fair value changes related to these non-hedging derivatives are now all recorded in one line in our current and prior period Consolidated statements of income.

Generally accepted accounting principles

In July 2003, the CICA issued Section 1100, Generally Accepted Accounting Principles. This section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The provisions of Section 1100 are applied on a prospective basis to balances outstanding as at November 1, 2003, and transactions after that date. In light of Section 1100 provisions, we have reviewed our application of certain accounting policies as described below. We are continuing to assess the impact of Section 1100 on our consolidated financial statements, primarily with respect to our current practice of offsetting certain assets and liabilities.

Trade date accounting

On November 1, 2003, we prospectively applied trade date accounting to Securities on our interim Consolidated balance sheet. The application of trade date accounting increased Securities by $.2 billion, Other assets by $7.3 billion and Other liabilities by $7.5 billion as at July 31, 2004. We continue to refine the process for determining trade date security information.

Treasury stock

Commencing November 1, 2003, we recorded as a deduction from total shareholders’ equity our own shares acquired and held by subsidiaries for reasons other than cancellation. These shares are now presented as Treasury stock but were previously classified as trading account securities and other assets. The balance outstanding at the beginning of the year was reclassified from assets to Treasury stock. Treasury stock is recorded at historical cost and is reduced for any resales or transfers to employees under certain stock-based compensation arrangements. Any gains or losses on resales or transfers of Treasury stock are recognized in Additional paid-in capital or against Retained earnings, respectively.

Foreign currency denominated shares

Prior to November 1, 2003, our foreign currency denominated preferred shares were translated at the rate prevailing at each balance sheet date. We are no longer changing the rate at which these shares are translated. The impact of this change was not significant to our consolidated financial statements.

Employee future benefits

In January 2004, the CICA amended Section 3461, Employee Future Benefits (CICA 3461R), to require additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. We early-adopted CICA 3461R in the second quarter of 2004 and the additional interim period disclosures of our pension plans and other postretirement benefit plans are presented in note 5.

Change in financial statement presentation

In the second quarter of 2004, we reviewed the presentation of certain items on our Consolidated balance sheet and decided to reclassify certificates of deposit held for trading purposes totalling $5.0 billion as at July 31, 2004, $5.7 billion at October 31, 2003 and $5.7 billion at July 31, 2003 from Interest-bearing deposits with banks to Trading account securities in order to more appropriately reflect the nature of these instruments.

Future accounting changes

Consolidation of Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). AcG-15 is harmonized with Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, and provides guidance for applying the principles in CICA Section 1590, Subsidiaries, to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as special purpose entities (SPEs). AcG-15 will be effective for all annual and interim periods beginning on or after November 1, 2004. In December 2003, the FASB published a revised version of Interpretation No. 46. As a result, CICA issued an exposure draft of proposed amendments to AcG-15 in order to harmonize with the corresponding U.S. guidance, with the expectation that the effective date will be the same as that of the original AcG-15. CICA also suspended the effective date of certain disclosure requirements in AcG-15, pending the development of the amendments. We expect that we will not consolidate our VIE mutual funds or assets administered in trusts for asset protection, intergenerational wealth transfer, or estate and financial planning. Certain of the multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) that we administer with total assets of $20.2 billion as at July 31, 2004, have been restructured in the first quarter of this year, and we are not required to consolidate them under the revised Interpretation No. 46. We are currently in the process of restructuring the remaining multi-seller conduits with total assets of $7.8 billion as at July 31, 2004, which may result in us not being their Primary Beneficiary.

Liabilities and equity

Pursuant to revisions of CICA Section 3860, Financial Instruments: Disclosure and Presentation, effective November 1, 2004, we will be required to consider as liabilities, certain of our financial instruments that can be settled by a variable number of our common shares upon conversion by the holder. The revised standard will result in $1.4 billion of our trust capital securities included in Non-controlling interest in subsidiaries and $300 million of our First Preferred Series N shares to be presented as financial liabilities on our Consolidated balance sheet. Accrued yield distributions and dividends on these instruments will also be reclassified to Interest expense in our Consolidated statement of income.

Note 2 Acquisitions

Acquisition of Canadian operations of Provident Life and Accident Insurance Company

Effective May 1, 2004, RBC Insurance acquired the Canadian operations of Provident Life and Accident Insurance Company (Unum Provident), a wholly owned subsidiary of UnumProvident Corporation. As part of the acquisition, RBC Insurance assumed Unum Provident’s policy liabilities. The assets acquired and the liabilities assumed have the same approximate fair value of $1.6 billion. The assets and liabilities comprise primarily investments and actuarial liabilities, respectively.

Acquisition of William R. Hough & Co., Inc.

On February 27, 2004, RBC Dain Rauscher Inc. acquired all of the outstanding shares of William R. Hough & Co., Inc., a privately held St. Petersburg, Florida-based full-service investment firm that specializes in fixed income products and underwriting primarily in the southeastern U.S. and Texas. The purchase cost was approximately US$107 million, including closing costs, and the excess of the purchase cost over the fair value of net tangible assets acquired was approximately US$87 million, which was allocated primarily to goodwill.

Acquisition of Provident Financial Group Inc.

On November 21, 2003, RBC Centura Banks, Inc., acquired the operations of Cincinnati, Ohio-based Provident Financial Group Inc. (Provident). The operations included all of Provident’s operations in Florida, comprising 13 branches serving areas of western Florida. The purchase consideration comprised US$81 million cash and the assumption of net tangible liabilities valued at approximately US$27 million. This amount represented total excess consideration of approximately US$108 million and was allocated to core deposit intangibles and goodwill of approximately US$10 million and US$98 million, respectively.

Note 3 Securitizations

During the third quarter of 2004, we securitized $1.1 billion ($4 billion for the nine months ended July 31, 2004) of government guaranteed residential mortgage loans through the creation of mortgage-backed securities. We sold $799 million ($2.6 billion for the nine months ended July 31, 2004) of those securities for net cash proceeds of $775 million ($2.5 billion for the nine months ended July 31, 2004) and retained the rights to future excess interest of $17 million ($66 million for the nine months ended

Third Quarter 2004 Report – Royal Bank of Canada 30

Canadian GAAP

July 31, 2004) on the residential mortgages. Net of transaction costs, a pre-tax loss of $7 million (pre-tax gain of $30 million for the nine months ended July 31, 2004) on the sale of the securities, was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Investment account securities.

Note 4 Stock-based compensation

We adopted the fair value method of accounting recommended by the CICA in Section 3870, Stock-based Compensation and Other Stock-based Payments, prospectively for new awards granted after November 1, 2002. For awards granted before November 1, 2002, the pro forma effect of the fair value method is indicated in the following table:

Pro forma net income and earnings per share

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2004	2004	2003	2004	2003
As reported:
Net income	$746	$763	$783	$2,299	$2,259
Earnings per share	1.14	1.16	1.17	3.50	3.32
Diluted earnings per share	1.12	1.14	1.16	3.45	3.28
Pro forma:
Net income	$739	$754	$775	$2,275	$2,233
Earnings per share	1.13	1.15	1.15	3.46	3.28
Diluted earnings per share	1.11	1.13	1.14	3.42	3.25

Note 5 Pension and other postretirement benefits

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2004	2004	2003	2004	2003
Pension benefit expense	$83	$83	$55	$251	$173
Other postretirement benefit expense	48	47	40	142	122

Note 6 Significant capital transactions

On July 7, 2004, we redeemed all outstanding 6.05% subordinated debentures due July 7, 2009 for $175 million plus accrued interest.

     On June 29, 2004, we announced our intention to redeem all outstanding 6.00% subordinated debentures due October 12, 2009, for the principal amount of $150 million plus accrued interest. The redemption will occur on October 12, 2004.

     On June 18, 2004, we announced the renewal of our normal course issuer bid to purchase, for cancellation, up to 25 million of our common shares through the facilities of the Toronto Stock Exchange. Under this bid, purchases may be made for a one-year period commencing on June 24, 2004. Under the previous normal course issuer bid which expired on June 23, 2004, we repurchased 14,098,900 common shares at an average price of $60.60. During the quarter, we repurchased 2,896,500 common shares at an average price of $59.55 and 1,669,713 common shares at an average price of $59.92 under the previous and current normal course issuer bid, respectively.

     On June 18, 2004, we issued $600 million of subordinated debentures at an interest rate of 5.95% per annum (paid semi-annually) until June 18, 2014. The subordinated debentures are redeemable at par on June 18, 2014. If the notes are not redeemed, the coupon will reset on June 18, 2014 and every five years thereafter at the five-year Government of Canada Yield plus 1.72% (paid semi-annually) until maturity of the subordinated debentures on June 18, 2103. The issue was priced at $100 with a yield to June 18, 2014 of 5.95%.

     On June 11, 2004, we redeemed all outstanding 5.10% subordinated debentures due June 11, 2009 for $350 million plus accrued interest.

     On April 13, 2004, we issued $1 billion of subordinated debentures at an interest rate of 4.18% per annum (paid semi-annually) until June 1, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on June 1, 2014 (paid quarterly). The issue was priced at $100 with a yield to June 1, 2009 of 4.181%.

     On April 12, 2004, we redeemed all outstanding 5.40% subordinated debentures due April 12, 2009, for an amount of $350 million plus accrued interest.

     On January 27, 2004, we issued $500 million of subordinated debentures at an interest rate of 3.96% per annum (paid semi-annually) until January 27, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on January 27, 2014 (paid quarterly). The issue was priced at $99.964 with the yield to January 27, 2009 of 3.968%.

     On November 3, 2003, we issued $1 billion of subordinated debentures at an interest rate of 5.45% per annum (paid semi-annually) until November 4, 2013, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on November 4, 2018 (paid quarterly). The issue was priced at $100 with the yield to November 4, 2013 of 5.45%.

Note 7 Contingencies

Enron litigation

Royal Bank of Canada and certain related entities were added as defendants in the adversary proceedings in the United States Bankruptcy Court, Southern District of New York, previously brought by Enron Corp. (and related debtor affiliates) along with numerous other financial institution defendants.

     Royal Bank of Canada and certain related entities were also named as defendants in an action commenced by a putative class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action captioned Newby v. Enron Corp., which is the main consolidated putative Enron shareholder class action wherein similar claims have been made against numerous other financial institutions. In addition, Royal Bank of Canada and certain related entities have been named as defendants in Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.

     It is not possible to predict the ultimate outcome of these lawsuits or the timing of their resolution. Management reviews the status of these matters on an ongoing basis and will exercise its judgment in resolving them in such manner as it believes to be in our best interests. We will defend ourselves vigorously in these cases. However, given the significant uncertainties surrounding the timing and outcome of this litigation, the large number of cases, the multiple defendants in many of them, the novel issues presented, the length of time before these cases will be resolved by settlement or through litigation, and the current difficult litigation environment, no provision for loss has been recorded in the interim consolidated financial statements as it is presently not possible to determine our ultimate exposure for these matters. Management believes the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on the consolidated financial position, may be material to our operating results for any particular period.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Note 8 Rabobank settlement

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York State Court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap.

In October 2003, we received a settlement valued at approximately US$195 million plus interest, which was in accordance with the terms of a settlement agreement with Enron Corporation, the Enron Creditors’ Committee and Rabobank. The settlement received reduced the amount owing by Rabobank to US$322 million plus interest.

On February 16, 2004, Royal Bank of Canada announced that it had reached a confidential settlement, through non-binding mediation with Rabobank, resolving this litigation. The settlement, net of a related reduction in compensation and tax expenses, decreased Net income in the first quarter of 2004 by $74 million.

Third Quarter 2004 Report – Royal Bank of Canada 31

Canadian GAAP

Note 9 Results by business and geographic segments (1)

a) Quarterly earnings by business segment

	RBC Banking			RBC Investments			RBC Insurance			RBC Capital Markets
	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3
	04	04	03	04	04	03	04	04	03	04	04	03
Net interest income	$1,407	$1,356	$1,422	$108	$104	$103	$—	$—	$—	$179	$144	$92
Non-interest income	526	524	540	817	877	801	792	675	595	458	570	594

Total revenues	1,933	1,880	1,962	925	981	904	792	675	595	637	714	686
Provision for (recovery of) credit losses	128	148	135	2	1	—	—	—	—	3	13	42
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	575	508	424	—	—	—
Non-interest expense	1,220	1,202	1,163	755	771	733	135	111	120	448	475	420
Income taxes and non-controlling interest	195	185	248	55	69	58	7	(2)	(5)	41	52	82

Net income (loss)	$390	$345	$416	$113	$140	$113	$75	$58	$56	$145	$174	$142

	RBC Global Services			Other			Total
	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3
	04	04	03	04	04	03	04	04	03
Net interest income	$44	$40	$42	$(25)	$(43)	$(5)	$1,713	$1,601	$1,654
Non-interest income	235	223	214	31	71	50	2,859	2,940	2,794

Total revenues	279	263	256	6	28	45	4,572	4,541	4,448
Provision for (recovery of) credit losses	—	(3)	—	(8)	(10)	(7)	125	149	170
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	575	508	424
Non-interest expense	187	181	180	(2)	7	(1)	2,743	2,747	2,615
Income taxes and non-controlling interest	32	29	27	53	41	46	383	374	456

Net income (loss)	$60	$56	$49	$(37)	$(10)	$7	$746	$763	$783

b) Quarterly earnings by geographic segment

	July 31				April 30				July 31
	2004				2004				2003
	Canada	U.S.	Other Int'l	Total	Canada	U.S.	Other Int'l	Total	Canada	U.S.	Other Int'l	Total
Net interest income	$1,338	$249	$126	$1,713	$1,201	$286	$114	$1,601	$1,299	$299	$56	$1,654
Non-interest income	1,540	953	366	2,859	1,557	965	418	2,940	1,431	901	462	2,794

Total revenues	2,878	1,202	492	4,572	2,758	1,251	532	4,541	2,730	1,200	518	4,448
Provision for (recovery of) credit losses	109	31	(15)	125	123	22	4	149	133	27	10	170
Insurance policyholder benefits, claims and acquisition expense	262	223	90	575	182	227	99	508	146	164	114	424
Non-interest expense	1,626	863	254	2,743	1,627	906	214	2,747	1,533	865	217	2,615
Income taxes and non-controlling interest	359	11	13	383	314	31	29	374	388	54	14	456

Net income (loss)	$522	$74	$150	$746	$512	$65	$186	$763	$530	$90	$163	$783

c) Nine-month earnings by business segment

	RBC Banking		RBC Investments		RBC Insurance		RBC Capital Markets
	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income	$4,120	$4,168	$316	$326	$—	$—	$488	$309
Non-interest income	1,562	1,639	2,519	2,289	2,080	1,680	1,581	1,719

Total revenues	5,682	5,807	2,835	2,615	2,080	1,680	2,069	2,028
Provision for (recovery of) credit losses	341	423	4	—	—	—	(51)	177
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	1,535	1,183	—	—
Non-interest expense	3,575	3,498	2,254	2,190	354	348	1,558	1,240
Income taxes and non-controlling interest	602	702	184	141	2	(9)	108	230

Net income (loss)	$1,164	$1,184	$393	$284	$189	$158	$454	$381

	RBC Global Services		Other		Total
	2004	2003	2004	2003	2004	2003
Net interest income	$129	$124	$(83)	$57	$4,970	$4,984
Non-interest income	666	613	101	134	8,509	8,074

Total revenues	795	737	18	191	13,479	13,058
Provision for (recovery of) credit losses	(17)	2	(28)	(21)	249	581
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	1,535	1,183
Non-interest expense	549	527	7	(18)	8,297	7,785
Income taxes and non-controlling interest	90	74	113	112	1,099	1,250

Net income (loss)	$173	$134	$(74)	$118	$2,299	$2,259

Third Quarter 2004 Report – Royal Bank of Canada 32

Canadian GAAP

d) Nine-month earnings by geographic segment

	2004				2003
	Canada	U.S.	Other Int'l	Total	Canada	U.S.	Other Int'l	Total
Net interest income	$3,846	$789	$335	$4,970	$3,891	$927	$166	$4,984
Non-interest income	4,480	2,842	1,187	8,509	4,063	2,610	1,401	8,074

Total revenues	8,326	3,631	1,522	13,479	7,954	3,537	1,567	13,058
Provision for (recovery of) credit losses	243	53	(47)	249	417	81	83	581
Insurance policyholder benefits, claims and acquisition expense	626	653	256	1,535	508	339	336	1,183
Non-interest expense	4,748	2,838	711	8,297	4,490	2,654	641	7,785
Income taxes and non-controlling interest	1,029	(11)	81	1,099	1,015	179	56	1,250

Net income (loss)	$1,680	$98	$521	$2,299	$1,524	$284	$451	$2,259

(1)	For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources and Information Technology. The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies, which are subject to ongoing review. The volatility associated with certain economic hedging strategies for which derivatives do not qualify for hedge accounting or the designated hedging relationship is ineffective is absorbed by Corporate Treasury in situations where it provides management oversight of the hedging strategies of other units.

For geographic reporting, our segments are grouped into Canada, United States and Other international. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions, and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer. Transactions recorded in the local residing currency are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

During the second quarter of 2004, we revisited our geographic reporting and reclassified certain amounts to more appropriately reflect the way management reviews these results, consistent with the above methodology. Within RBC Insurance, certain reinsurance results were reclassified from United States and Canada to Other International. Within the Other segment, certain comparative amounts related to the sale of RBC Centura’s merchant acquiring card portfolio to Moneris Solutions, Inc., in the first quarter of 2004, were reclassified from Canada to United States.

Note 10 Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements are prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by the Superintendent of Financial Institutions Canada, the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). As required by the United States Securities and Exchange Commission, material differences between Canadian and United States GAAP are described below.

Condensed consolidated balance sheet

	As at July 31			As at October 31			As at July 31
	2004			2003			2003
	Canadian		U.S.	Canadian		U.S.	Canadian		U.S.
	GAAP	Differences	GAAP	GAAP	Differences	GAAP	GAAP	Differences	GAAP
Assets
Cash and due from banks	$4,984	$—	$4,984	$2,887	$—	$2,887	$2,474	$—	$2,474
Interest-bearing deposits with banks	12,371	26	12,397	8,962	(34)	8,928	13,101	(35)	13,066
Securities
Trading account	91,093	(298)	90,795	87,532	(813)	86,719	77,622	378	78,000
Investment account	37,620	(37,620)	—	35,238	(35,238)	—	35,499	(35,499)	—
Loan substitute	301	(301)	—	325	(325)	—	336	(336)	—
Available for sale	—	37,909	37,909	—	35,783	35,783	—	36,127	36,127
Assets purchased under reverse repurchase agreements	37,988	—	37,988	36,289	—	36,289	43,371	—	43,371
Loans	183,774	8,804	192,578	170,394	98	170,492	169,523	57	169,580
Other
Customers’ liability under acceptances	6,499	—	6,499	5,943	—	5,943	6,391	—	6,391
Derivative-related amounts	30,228	987	31,215	35,612	1,028	36,640	34,740	1,042	35,782
Premises and equipment	1,758	(23)	1,735	1,670	(15)	1,655	1,576	(13)	1,563
Goodwill	4,849	45	4,894	4,587	46	4,633	4,735	43	4,778
Other intangibles	570	—	570	580	—	580	624	—	624
Reinsurance recoverables	—	1,756	1,756	—	3,321	3,321	—	3,390	3,390
Separate account assets	—	122	122	—	224	224	—	317	317
Other assets	22,176	7,801	29,977	13,014	5,483	18,497	13,987	(46)	13,941

	$434,211	$19,208	$453,419	$403,033	$9,558	$412,591	$403,979	$5,425	$409,404

Liabilities and shareholders’ equity
Deposits	$277,525	$607	$278,132	$259,145	$1,373	$260,518	$256,451	$1,282	$257,733
Other
Acceptances	6,499	—	6,499	5,943	—	5,943	6,391	—	6,391
Obligations related to securities sold short	25,061	—	25,061	22,855	(112)	22,743	21,792	(1,554)	20,238
Obligations related to assets sold under repurchase agreements	23,738	—	23,738	23,735	—	23,735	24,589	—	24,589
Derivative-related amounts	32,845	601	33,446	37,775	652	38,427	35,721	646	36,367
Insurance claims and policy benefit liabilities	6,792	2,539	9,331	5,256	3,374	8,630	5,442	3,398	8,840
Separate account liabilities	—	122	122	—	224	224	—	317	317
Other liabilities	31,871	16,215	48,086	21,318	4,881	26,199	26,252	2,019	28,271
Subordinated debentures	8,440	290	8,730	6,243	338	6,581	6,440	340	6,780
Non-controlling interest in subsidiaries	2,416	(847)	1,569	2,388	(914)	1,474	2,355	(901)	1,454
Shareholders’ equity	19,024	(319)	18,705	18,375	(258)	18,117	18,546	(122)	18,424

	$434,211	$19,208	$453,419	$403,033	$9,558	$412,591	$403,979	$5,425	$409,404

Third Quarter 2004 Report – Royal Bank of Canada 33

Canadian GAAP

Condensed consolidated statements of income

	Three months ended			Nine months ended
	July 31	April 30	July 31	July 31	July 31
	2004	2004	2003	2004	2003
Net income, Canadian GAAP	$746	$763	$783	$2,299	$2,259
Differences:
Net interest income
Derivative instruments and hedging activities (1)	2	5	(8)	5	5
Variable Interest Entities (2)	2	(4)	(1)	(16)	(1)
Joint ventures (3)	—	—	(1)	—	(2)
Non-interest income
Insurance premiums, investment and fee income (4)	(160)	(159)	(90)	(434)	(183)
Derivative instruments and hedging activities (1)	23	6	(12)	33	(59)
Reclassification of securities (5)	—	4	2	7	(14)
Variable Interest Entities (2)	(2)	1	3	—	3
Limited partnerships (6)	5	(5)	—	(15)	—
Joint ventures (3)	(40)	(34)	(37)	(107)	(108)
Other	3	(3)	(2)	—	(1)
Provision for credit losses
Reclassification of securities (5)	—	(4)	3	(1)	3
Insurance policyholder benefits, claims and acquisition expense (4)	153	165	89	440	165
Non-interest expense
Stock appreciation rights (7)	—	(4)	—	(5)	8
Insurance accounting (4)	7	5	3	13	31
Joint ventures (3)	31	27	31	84	92
Variable Interest Entities (2)	(15)	(10)	—	(25)	—
Income taxes and net difference in income taxes due to the above items	(2)	9	12	18	33
Non-controlling interest in net income of subsidiaries
Variable Interest Entities (2)	15	12	1	39	1

Net income, U.S. GAAP	$768	$774	$776	$2,335	$2,232

Earnings per share (8)	$1.17	$1.17	$1.15	$3.55	$3.27
Diluted earnings per share (8)	$1.15	$1.16	$1.14	$3.49	$3.23

For a complete discussion of U.S. and Canadian GAAP differences see note 26 to the consolidated financial statements for the year ended October 31, 2003, on page 102A of our 2003 Annual Report.

Significant Balance Sheet Reconciling Items

Additional pension obligation

Recording an additional pension obligation in accordance with U.S. GAAP would increase Other assets by $267 million and Other liabilities by $770 million, and would decrease Shareholders’ equity by $503 million as at July 31, 2004.

Trade date accounting

Effective November 1, 2003, on a prospective basis, trade date accounting is being applied to the Consolidated balance sheet under Canadian GAAP, eliminating a difference between Canadian and U.S. GAAP that existed prior to this date.

Non-cash collateral

Accounting for non-cash collateral under U.S. GAAP would increase Other assets and Other liabilities by $6,837 million as at July 31, 2004.

Other

Other differences between U.S. and Canadian GAAP relate to the right of offset, guarantees and other minor items. The net of these items would increase Net income by $3 million for the three months ended July 31, 2004 and by $4 million for the nine months then ended. It would also increase Securities by $202 million, Other assets by $121 million, Deposits by $207 million, Other liabilities by $84 million and Shareholders’ equity by $32 million as at July 31, 2004.

Significant Statement of Income Reconciling Items

(1)	Derivative instruments and hedging activities

Recording derivatives and hedging activities in accordance with U.S. GAAP would increase Net income by $16 million for the three months ended July 31, 2004 and by $28 million for the nine months then ended. It would also increase Loans by $43 million, Other assets by $731 million, Deposits by $22 million, Other liabilities by $439 million and Subordinated debentures by $290 million, and would decrease Interest-bearing deposits with banks by $33 million and Shareholders’ equity by $10 million as at July 31, 2004. As described on page 30, we have adopted AcG-17, Equity-Linked Deposit Contracts, under Canadian GAAP, on a prospective basis, which eliminated a difference from U.S. GAAP pertaining to deposit contracts that require us to make variable payments based on the performance of certain equity indices. The variable component embedded in our equity-linked GICs and equity-linked notes is bifurcated from the host contract and recognized at fair value under both Canadian and U.S. GAAP with changes in fair value recognized in net income.

(2)	Variable Interest Entities

FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R), as revised in December 2003, requires consolidation of VIEs by the Primary Beneficiary. Applying the provisions of FIN 46R would result in consolidation of various VIEs (primarily certain multi-seller conduits) and deconsolidation of certain others. It would increase Interest-bearing deposits with banks by $59 million, Loans by $8,761 million, Other assets by $53 million, Deposits by $378 million and Other liabilities by $8,848 million, and would decrease Securities by $494 million and Non-controlling interest in subsidiaries by $847 million as at July 31, 2004.

(3)	Joint Ventures

Investments in joint ventures are proportionately consolidated under Canadian GAAP and accounted for using the equity method under U.S. GAAP. Accounting for joint ventures under U.S. GAAP would decrease Other assets and Other liabilities by $65 million as at July 31, 2004.

(4)	Insurance accounting

The application of U.S. GAAP would increase Net income by $12 million for the nine months ended July 31, 2004. It would also increase Other assets by $2,707 million, Other liabilities by $2,590 million and Shareholders’ equity by $117 million as at July 31, 2004.

(5)	Reclassification of securities

Classifying Securities in accordance with U.S. GAAP would increase Net income by $5 million for the nine months ended July 31, 2004. It would increase Securities by $84 million, Shareholders’ equity by $38 million and decrease Other assets by $46 million as at July 31, 2004.

(6)	Limited partnerships

Under U.S. GAAP, the equity method is used to account for investments in limited partnerships that are more than 3 - 5% of the total ownership interest. Under Canadian GAAP, we use the equity method to account for investments in limited partnerships if we have the ability to exercise significant influence, generally indicated by an ownership interest of 20% or more. Using a lower threshold in applying the equity method under U.S. GAAP would increase Net income by $3 million for the three months ended July 31, 2004 and decrease it by $10 million for the nine months then ended. It would also increase Other assets by $92 million, and would decrease Securities by $102 million and Shareholders’ equity by $10 million as at July 31, 2004.

(7)	Stock appreciation rights

Recording compensation expense in accordance with U.S. GAAP would decrease Net income by $3 million for the nine months ended July 31, 2004. It would also increase Shareholders’ equity by $17 million, and would decrease Other assets by $9 million and Other liabilities by $26 million as at July 31, 2004.

(8)	Two-class method of calculating earnings per share (EITF 03-6)

This quarter we adopted EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share, under U.S. GAAP. This EITF requires a change in the calculation of earnings per share to give effect to certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity when such entitlement is nondiscretionary and objectively determinable. This EITF is effective for fiscal periods beginning after March 31, 2004, and requires retroactive adjustment to earnings per share presented for prior periods. This EITF reduced earnings per share for all periods presented by less than one cent except for the nine months ended July 31, 2004 where the reduction was approximately one cent. Basic earnings per share under U.S. GAAP for all prior periods presented and Diluted earnings per share for the nine months ended July 31, 2003 are restated to reflect a reduction of one cent per share.

Third Quarter 2004 Report – Royal Bank of Canada 34